Exhibit 99.1

FOR IMMEDIATE RELEASE	August 6, 2010

Forbes Medi-Tech Receives Revised Offer from Pharmachem Laboratories, Inc.

VANCOUVER, BC – Forbes Medi-Tech Inc. (OTCBB:FMTI) (“Forbes” or “Company”) today announced that Pharmachem Laboratories, Inc. (“Pharmachem”) has offered to acquire substantially all of the assets of the Company for cash consideration that exceeds the purchase price described in the amended and restated asset purchase agreement between the MHT, LLC (“MHT”) and the Company (the “MHT Amended Asset Purchase Agreement”) announced in our news release of August 5, 2010. The Pharmachem revised offer (the “Revised Offer”) constitutes an Acquisition Proposal pursuant to the terms of the MHT Amended Asset Purchase Agreement.

The Company’s board of directors (the “Board”), with advice from its outside legal counsel, has concluded that the Revised Offer may constitute a Superior Offer, as that term is defined in the MHT Amended Asset Purchase Agreement. The Company will comply with the terms and conditions of the MHT Amended Asset Purchase Agreement in determining if the Revised Offer is a Superior Offer.

There can be no assurance that the Board will determine that the Revised Offer constitutes a Superior Offer. In the event that the Board determines that the Revised Offer constitutes a Superior Offer which the Company wishes to accept, MHT would have the right, but not the obligation, to match such offer within a 5 business day period.

The Board confirms that it continues to support the MHT transaction and confirms its unanimous conclusion that the transaction with MHT is in the best interests of the Company and is fair to the Company's shareholders and its recommendation that shareholders vote as described in the Forbes information circular dated July 19, 2010. The MHT Amended Asset Purchase Agreement with MHT remains in effect as of the date of this News Release.

About Forbes Medi-Tech
Forbes Medi-Tech Inc. is a life sciences company focused on evidence-based nutritional solutions. A leader in nutraceutical technology, Forbes is a provider of value-added products and cholesterol-lowering ingredients for use in functional foods and dietary supplements. Forbes successfully developed and commercialized its Reducol™ plant sterol blend, which has undergone clinical trials in various matrices and has been shown to lower “LDL” cholesterol levels safely and naturally. For more information about Forbes Medi-Tech, please visit www.forbesmedi.com.

Forward looking Statements and Risks
This News Release contains forward-looking statements and forward-looking information, within the meaning of applicable securities laws (collectively, “forward-looking statements”), regarding the Revised Offer and the MHT Amended Asset Purchase Agreement. Forward-looking statements can be identified by forward-looking terminology such as “if”, “will”, “can be”, “may”, “intends”, “anticipates” and similar expressions or variations thereon. Forward-looking statements are inherently uncertain, and actual results may differ materially from the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risk that the board of directors of Forbes does not determine that the Revised Offer constitutes a Superior Offer or that the conditions to the closing of the transaction contemplated by the MHT Amended Asset Purchase Agreement have not been satisfied. Forward-looking statements are based on the beliefs, assumptions, and expectations of the Company’s management at the time they are made, and the Company does not assume any obligation, except as required by law, to update its forward-looking statements if those beliefs, assumptions, or expectations or other circumstances should change.

Contact:
David Goold
Chief Financial Officer
Phone: (604) 689-5899 ext. 239
E-mail: ir@forbesmedi.com